

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2013

Via E-mail
Jeffrey DeNunzio
President and Chief Executive Officer
Prosperity Acquisition, Inc.
780 Reservoir Avenue, #123
Cranston, RI 02910

> **Re: Prosperity Acquisition, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed August 22, 2013**
> **File No. 000-55028**

Dear Mr. DeNunzio:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director